NEWS RELEASE

ELD No. 08-06

TSX: ELD  AMEX: EGO

March 27, 2007

2007 Financial Results

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide the Company’s financial results for the year ended December 31, 2007.

“2007 will be remembered as a year characterized by our great satisfaction with the performance of our two new mines where we increased our production by 107% and reduced our costs by 27% and a year of successfully navigating the challenges of having a mine temporarily closed under an injunction.  With the March 6, 2008 re-opening of Kisladag and a successful year of operations at Tanjianshan we look forward to continuing our growth strategy.” said Paul N. Wright, President and Chief Executive Officer.

Highlights

•

Recorded record earnings of $0.10 per share compared to $0.01 per share in 2006

•

Sold 266,012 ounces of gold at a realized average price $674/oz (2006 – 127,552 oz at $609/oz)

•

Produced 281,135 ounces of gold at a cash operating cost of $236/oz (2006 – 135,653 oz at $324/oz)

•

Held $46.0  million in unrestricted cash and short-term deposits at year-end

•

Began commercial production at Tanjianshan mine in China on February 1, 2007 becoming the first North American gold producer in China

•

Completed Kisladag gold mine expansion affectively doubling production capacity to 10 million tonnes of ore per year before operations were halted by an injunction on August 18, 2007. Kisladag resumed production March 6, 2008

•

Completed a positive feasibility study on Efemçukuru project and advanced land acquisition into the final phase prior to a construction decision

•

Announced our decision to develop the Vila Nova Iron Ore deposit in Brazil

•

Began reclamation and mine closure activities at our São Bento mine after 20 years of mining

•

Expended $11.6 million in exploration drilling increasing our gold resources by 33%

2007 Results

The consolidated net profit for 2007 was $35.4 million or $0.10 per share compared with a net profit of $3.3 million or $0.01 per share for 2006; a net loss of $49.1 million or ($0.17) per share in 2005.  Our gain in 2007 is a result of higher gold prices, increased gold production from our new mines and lower average production costs.

In 2007, we sold 266,012 ounces of gold for $179.3 million at an average realized selling price of $674 per ounce.  This compares with 2006 gold sales of 127,552 ounces of gold for $77.6 million at an average realized selling price of $609 per ounce and with 2005 gold sales of 66,804 ounces for $29.7 million at an average realized price of $444 per ounce. Sales from Kisladag totaled 142,725 ounces of gold at an average price of $660 per ounces while production cash costs averaged $189 per ounce compared to 63,352 ounces at an average price of $619 per ounce while production cash costs averaged $206 per ounce in 2006.  Sales from Tanjianshan totaled 112,646 ounces of gold at an average price of $694 per ounces while production cash costs averaged $288 per ounce.  Sales from São Bento totaled 10,641 ounces of gold at an average price of $649 compared to 64,200 ounces at an average price of $598 in 2006.

Eldorado is in a strong financial position and at December 31, 2007 we held $46.0 million in unrestricted cash and short-term deposits and $74.0 million in a restricted account held against long term debt of $65.1 million, bank indebtedness of $8.5 million in environmental and electricity deposits with the Turkish authorities.  We remain hedge free.

In 2007 we produced 281,135 ounces of gold a 107 % increase over 2006 production of 135,653 ounces  of  gold and a 337% increase over 2005 production of 64,298 ounces of gold.  The increased production was attributable to increased production at Kisladag and the start of production at Tanjianshan, offset by the end of production activities at São Bento.  In 2007 Tanjianshan produced 138,162 ounces of gold at an average cash cost of $288 per ounce, 757,354 tonnes of ore were mined at an average grade of 6.23 grams per tonne.  In 2007 Kisladag produced 135,306 ounces of gold at a cash cost of $189 per ounce and 4,547,860 tonnes of ore were mined at an average grade of 1.33 grams per tonne.   In 2007  São Bento produced 7,667 ounces of gold at cash cost of $208 per ounce from the 20,069  tonnes of ore sent to the mill at an average grade of 11.71 grams per tonne. Production ounces was up 107% from the 2006 production of 135,653 and average cash costs at $236 per ounce were 27% lower than the 2006 cash cost of $324 per ounce.

2007 Resources and Reserves

Resources increased to 10.4 million ounces of measured and indicated and 3.7 million ounces of inferred an increase of 33% from 2006.  Proven and Probable reserves increased to 7.7 million ounces an increase of 13 % from 2006.  Proven and Probable iron ore reserves are 9.3 million tonnes 61% Fe.

Corporate

The Eldorado Gold 2007 Annual General & Special Shareholders Meeting will be held Thursday, May 1 at 3:00 PM at the Bentall 5 Conference Center, Lobby Level, 550 Burrard Street, Vancouver, BC.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call today to discuss the 2007 Financial Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialing 416-641-6127 in Toronto or 1-866-226-1799 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until April 3, 2008 by dialing 416-695-5800 in Toronto or 1-800-408-3053 free in North America and entering the Pass code: 3253164#.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  FORM 40-F dated March 29, 2007 and technical reports filed under the Company’s name at www.sedar.com.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS1

	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007	Fourth Quarter 2006	2007	2006
Gold Production
Total Ounces Produced	88,780	98,970	61,385	32,000	50,425	281,135	135,653
Commercial Production	76,288	98,970	61,385	32,000	50,425	268,643	135,653
Cash Operating Cost ($/oz)[4]	220	259	228	216	274	236	324
Total Cash Cost ($/oz)[2,4]	233	287	264	262	278	263	330
Total Production Cost ($/oz)[3,4]	270	332	335	522	259	338	343
Realized Price ($/oz - sold)	647	664	667	774	615	674	609
Kişladağ Mine, Turkey
Commercial Production	43,601	68,095	23,610	-	36,546	135,306	70,895
Tonnes to Pad	1,849,330	1,872,691	825,839	-	1,882,744	4,547,860	5,178,268
Grade (grams / tonne)	1.27	1.32	1.52	-	1.23	1.33	1.18
Cash Operating Cost ($/oz)[4]	192	187	191	-	191	189	206
Total Cash Cost ($/oz)[2,4]	194	190	194	-	193	192	208
Total Production Cost ($/oz)[3,4]	225	221	234	-	185	224	229
Tanjianshan Mine, China[5]
Total Ounces Produced	39,252	29,135	37,775	32,000	n/a	138,162	n/a
Commercial Production	26,760	29,135	37,775	32,000	n/a	125,670	n/a
Tonnes Milled	142,859	237,909	202,641	173,945	n/a	757,354	n/a
Grade (grams / tonne)	7.17	4.41	6.87	7.20	n/a	6.23	n/a
Cash Operating Cost ($/oz)[4]	260	440	251	216	n/a	288	n/a
Total Cash Cost ($/oz)[2,4]	291	522	307	261	n/a	342	n/a
Total Production Cost ($/oz)[3,4]	356	616	397	526	n/a	472	n/a
São Bento Mine, Brazil
Commercial Production	5,927	1,740	-	-	13,879	7,667	64,758
Tonnes Milled	20,069	-	-	-	69,295	20,069	334,814
Grade (grams / tonne)	8.88	-	-	-	6.06	11.71	6.71
Cash Operating Cost ($/oz)[4]	245	80	-	-	492	208	454
Total Cash Cost ($/oz)[2,4]	252	132	-	-	502	224	464
Total Production Cost ($/oz)[3,4]	211	(50)	-	-	455	152	467

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

5

The Tanjianshan gold mine commenced commercial production on February 1, 2007.

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006
	$	$
Assets

Current assets
Cash and cash equivalents	46,014	59,967
Restricted cash (note 4)	65,710	21,250
Accounts receivable and other (note 5)	30,335	28,306
Inventories (note 6)	57,525	35,697
Derivative contract (note 7)	2,956	-
Future income taxes (note 12)	959	10,182
	203,499	155,402
Restricted cash (note 4)	8,300	58,300
Mining interests (note 8)	377,705	311,080
Other	2,238	2,238
	591,742	527,020

Liabilities
Current liabilities
Bank indebtedness (note 9)	-	15,367
Accounts payable and accrued liabilities	39,943	29,267
Debt - current (note 10)	65,422	333
Current portion of asset retirement obligations (note 11)	509	8,271
	105,874	53,238
Debt - long-term (note 10)	139	50,499
Contractual severance obligations	1,479	3,216
Asset retirement obligations (note 11)	8,290	5,420
Future income taxes (note 12)	26,781	18,742
	142,563	131,115

Shareholders Equity

Share capital (note 13(a))	753,058	740,061
Contributed surplus (note 13(b))	13,083	9,314
Accumulated other comprehensive income (note 13(c))	214	-
Deficit	(317,176)	(353,470)
	449,179	395,905
	591,742	527,020

Commitments (note 16)
Subsequent event (note 19)

Approved on behalf of the Board of Directors

(Signed) Robert Gilmore    Director                    (Signed) Paul N. Wright    Director

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Expressed in thousands of U.S. dollars except per share amounts)

	2007	2006	2005
	$	$	$
Revenue
Gold sales	179,302	77,641	29,680
Interest and other income	9,397	7,048	4,117
	188,699	84,689	33,797

Expenses
Operating costs	72,691	45,850	35,378
Depletion, depreciation and amortization	20,041	1,763	9,798
General and administrative	26,798	19,030	14,937
Exploration	11,634	12,719	7,386
Mine standby and restructuring costs	6,575	-	-
Accretion of asset retirement obligation	604	661	484
Foreign exchange (gain) loss	(4,658)	(2,050)	547
(Gain) on disposal of assets	(3,823)	(945)	(5,727)
Interest and financing costs	3,415	1,586	88
Unrealized gain on derivative contract	(2,083)	-	-
Writedown of assets	-	2,186	19,537
	131,194	80,800	82,428
Income (loss) before income taxes	57,505	3,889	(48,631)

Income tax (expense) recovery
Current	(4,823)	(2,080)	(152)
Future	(17,261)	1,491	(343)
	(22,084)	(589)	(495)
Net income (loss) for the year	35,421	3,300	(49,126)

Deficit, beginning of year:
As previously reported	(353,470)	(356,770)	(307,644)
Change in accounting policy	873	-	-
As adjusted	(352,597)	(356,770)	(307,644)
Deficit, end of year	(317,176)	(353,470)	(356,770)

Weighted average number of shares outstanding
Basic	343,194	337,376	284,004
Diluted	344,621	339,177	284,004

Earnings per share
Basic income (loss) per share - US$	0.10	0.01	(0.17)
Diluted income (loss) per share - US$	0.10	0.01	(0.17)

Basic income (loss) per share - Cdn$	0.11	0.01	(0.19)
Diluted income (loss) per share - Cdn$	0.11	0.01	(0.19)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2007	2006	2005
	$	$	$
Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the year	35,421	3,300	(49,126)
Items not affecting cash
Accretion of asset retirement obligation	604	661	484
Contractual severance expense	721	1,377	1,801
Depletion, depreciation and amortization	20,041	1,763	9,798
Unrealized foreign exchange loss (gain)	796	-	-
Future income taxes	17,261	(1,491)	343
(Gain) loss on disposal of assets	(3,601)	515	(227)
Imputed interest and financing costs	67	91	-
Stock-based compensation	7,267	3,542	2,426
Unrealized gain on derivative contracts	(2,083)	-	-
Writedown of assets	-	-	19,537
	76,494	9,758	(14,964)
Property reclamation payments	(5,496)	-	-
Contractual severance payments	(2,458)	(598)	-
Changes in non-cash working capital (note 15)	1,265	(31,668)	4,478
	69,805	(22,508)	(10,486)

Investing activities
Mining interests
Capital expenditures	(94,461)	(88,299)	(88,758)
Sales proceeds	1,482	1,845	227
Available-for-sale securities
Purchases	(1,556)	-	-
Disposals	663	-	-
Pre-production gold sales capitalized in mining interests	10,052	-	-
Non-producing properties under development	(13,477)	(6,871)	(650)
Value added taxes recoverable on mining interests	-	(7,579)	(8,759)
Restricted cash	5,540	(29,550)	(50,000)
Acquisition of Afcan, net of cash received	-	-	664
	(91,757)	(130,454)	(147,276)

Financing activities
Capital stock
Share issuance costs	-	(7,089)	-
Issuance of common shares for cash	9,500	171,225	7,184
Long-term and bank debt
Proceeds	24,859	15,367	50,000
Repayments	(26,360)	(400)	(986)
	7,999	179,103	56,198
Net increase (decrease) in cash and cash equivalents	(13,953)	26,141	(101,564)
Cash and cash equivalents - beginning of year	59,967	33,826	135,390
Cash and cash equivalents - end of year	46,014	59,967	33,826

Supplementary cash flow information (note 15)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

For the year ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2007
$

Net earnings for the period ended December 31, 2007	35,421

Other comprehensive income (loss)
Net unrealized gains (loss) on available-for-sale investments (note 13(c))	(61)

Comprehensive income for the period ended December 31, 2007	35,360

See accompanying notes to the consolidated financial statements.